Exhibit 16.1

January 6, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549-7561

Re:          Velvet Rope Special Events, Inc.
File No. 333-154422

Commissioners:

We have read Item 4.01 of Form 8-K dated January 6, 2011, of Velvet Rope Special Events, Inc. and are in agreement with the statements contained therein insofar as they relate to our dismissal and our audit as of June 30, 2010 and 2009 and for the fiscal years then ended and our reviews of interim financial statements as of September 30, 2010 and for the interim period then ended.  We are not in a position to agree or disagree with the statements contained therein in Item 4.01 regarding the engagement of another independent registered public accounting firm or the approval of such engagement by the Board of Directors of the registrant.

/s/ Li & Company, PC
Li & Company, PC